May 9, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Picard Medical, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 25, 2025
File No. 333-286295

Ladies and Gentlemen:

This letter sets forth the responses of Picard Medical, Inc. (the “Company”) to comments received in a letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 5, 2025, (the “Comment Letter”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, via EDGAR, an Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), incorporating the Company’s responses to the Staff’s Comment Letter.

For the convenience of the Staff, the Company has included the text of the Staff’s comments in the Comment Letter in bolded text and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form S-1 filed on April 25, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 64

1.	We note your response to prior comment 3, whereby you indicate that the driver is rented to the customer when they leave the hospital with the TAH implant. We also note that rental costs are mainly related to machine maintenance. Finally, we note your disclosure on page 69 that the drivers powering the SynCardia TAH are available for in-hospital use (Companion 2) and/or in-hospital and in-home use (Freedom Driver). Please address the following comments:

●	Confirm that the patient is the customer for your Freedom Driver rental contracts. Also, confirm that the maintenance expense recognized as rental costs relate solely to your Freedom Drivers. In this regard, we note your disclosure on page 16 that you employ and train technicians who can service your Companion 2 and Freedom drivers.

●	With reference to the contract terms associated with your Companion 2 drivers, please tell us and expand your disclosures, including your significant revenue recognition policies, to identify the customer (i.e. the medical center or the patient), the specific performance obligations under these contracts, and when you recognize revenue associated with Companion 2 drivers. Ensure you explain your maintenance obligations and how the Company allocated the transaction price to each performance obligation consistent with ASC 606-10-32-28 through 32-35. To the extent material, quantify the revenues associated with the Companion 2 drivers.

●	Identify the line item that includes the maintenance expense associated with your Companion 2 drivers.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 64 of Amendment No. 2 to address the Staff’s comment. In addition, please also see our responses below for each of the bullet points listed in the comment above.

May 9, 2025 Page 2

●	We identify that while the patient is the end user, our contracted customer is the Mechanical Circulatory Support (“MCS”) equipment management and distribution company. We further confirm that rental costs only include Freedom driver related costs, as we have the capability to segregate technician labor hours between drivers by work order.

●	We have elaborated that the hospital is our customer. In reference with ASC 606, the Company considers that the sale of the TAH Kit is the sole performance obligation and the C2 driver, cart and caddy is equipment used in the hospital but is not separately rented nor sold. It is sent free of charge to facilitate the implantation of TAH into the patient. Furthermore, we have elaborated on the maintenance requirement for the C2 driver.

●	As discussed, C2 driver maintenance costs are included in Cost of revenues: Product.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Patrick NJ Schnegelsberg, Chief Executive Officer, Picard Medical, Inc.